OSISKO ACQUIRES GOLD ROYALTY ON VICTORIA GOLD’S
FULLY-FINANCED, SHOVEL-READY EAGLE GOLD PROJECT IN CANADA

(Montréal, March 8, 2018) Osisko Gold Royalties Ltd (“Osisko”) (OR: TSX & NYSE) is pleased to announce that it has signed a term sheet (the “Term Sheet”) with Victoria Gold Corp. (“Victoria”) to acquire a 5% net smelter return (“NSR”) royalty (the “Royalty”) for C$98 million (the “Royalty Purchase”) on the Dublin Gulch property (the “Property”) which hosts the Eagle Gold project (“Eagle” or the “Project”) located in Yukon, Canada (“Royalty”).

Eagle is a shovel ready gold project which currently hosts 2.7 million ounces in proven and probable gold reserves from 123 million tonnes of ore with a grade of 0.67 grams of gold per tonne, as outlined in a National Instrument 43-101 feasibility study, and when in production is expected to produce approximately 200,000 ounces of gold annually at an operating cost of approximately US$550 per ounce. The Project is permitted for construction and operations.

The acquisition of the Royalty provides Osisko with:

  A meaningful NSR royalty on a shovel-ready, fully-financed project in Canada;
  Near-term cash flow from a premier jurisdiction through the addition of an average 10,000 ounces of gold annually over the projected 10-year mine life of Eagle, starting in 2020; and
  Additional potential growth through the addition of the Olive deposit and further exploration.

As part of the Term Sheet, Osisko has also agreed to purchase on a private placement basis, 100,000,000 common shares of Victoria at a price of C$0.50 per common share (the “Private Placement”), for total financing by Osisko of C$148 million including the Royalty Purchase (the “Financing”).

In connection with the Financing, Victoria has entered into documentation with Orion Mine Finance (“Orion”) and Caterpillar Financial Services Limited (“Caterpillar”) with respect to a construction financing package totaling approximately C$505 million in aggregate (including the Financing) that is expected to fully fund the development of the Project through to commercial production.

Sean Roosen, Chair and Chief Executive Officer of Osisko, commenting on the transaction, “We are very pleased to partner with Victoria to develop Canada’s next premier gold mine, and to generate important benefits for all project stakeholders. The addition of the Eagle royalty strengthens our Canadian asset base and adds near-term Canadian gold to Osisko’s growth profile from a fully permitted, fully-financed and shovel-ready project located in Yukon, a premier mining jurisdiction.

Having been to the project and met with many of the stakeholders, we are looking forward to investing in and working with Victoria in the Yukon to bring this project to fruition. With the gold price currently over C$1,700 per ounce, this is a great time to be building a gold project in Canada as there is availability both from suppliers and in the work force. In addition, the robust economics of this project set the stage to start what we believe will be a project that brings economic change to the area and will be a meaningful contributor to the Yukon economy, both in the near term and long term, as the local workforce acquires important skills and experience that will be applied to future projects”

The Royalty Purchase

As part of the Royalty Purchase, Osisko will advance C$98 million, in exchange for a 5% NSR royalty on all metals and minerals produced from the Property, which includes the Eagle and Olive deposits, until an aggregate of 97,500 ounces of refined gold have been delivered to Osisko, and a 3% NSR royalty thereafter.

The funding of the Royalty is expected to be carried out in two tranches, with the first tranche of C$49 million to be funded upon the satisfaction of certain conditions including (but not limited to) the execution by Victoria and Orion of definitive credit agreements in respect of the Orion debt facilities and the occurrence of the closing date under such facilities, and the second tranche of C$49 million to be funded pro rata to drawdowns under the subordinated debt component of the Orion debt facilities.

The Private Placement

Osisko has agreed to purchase 100 million common shares (“Shares”) of Victoria for aggregate proceeds of C$50 million. The proceeds of the Private Placement will be used primarily for the purpose of advancing construction of Eagle, and for working capital purposes. Following the Private Placement, Osisko expects to have ownership over approximately 121 million common shares of Victoria, representing approximately 15.7% of the issued and outstanding Victoria common shares. All securities issued to Osisko under the private placement will be subject to a four-month hold period from the date of issuance of the securities, pursuant to applicable securities legislation. Additionally, Osisko will have a right to nominate one member to Victoria’s board of directors.

Closing of the transaction is subject to execution of definitive documentation, satisfaction of conditions precedent and regulatory approvals.

The Dublin Gulch Property and the Eagle Gold Project

Victoria Gold's 100%-owned Dublin Gulch gold property is situated in the central Yukon Territory, Canada, approximately 375 kilometres north of the capital city of Whitehorse, and approximately 85 kilometres from the village of Mayo. The Property is accessible by road year-round, and is located within Yukon Energy's electrical grid.

The Property covers an area of approximately 555 square kilometres, and is the site of Victoria’s Eagle Gold Deposit. The Eagle Gold mine is expected to be Yukon's next operating gold mine and, between the Eagle and Olive deposits, include Proven and Probable Reserves of 2.7 million ounces of gold from 123 million tonnes of ore with a grade of 0.67 grams of gold per tonne, as outlined in a National Instrument 43-101 feasibility study. The NI 43-101 Mineral Resource for the Eagle and Olive deposits has been estimated to host 191 million tonnes averaging 0.65 grams of gold per tonne, containing 4.0 million ounces of gold in the "Measured and Indicated" category, inclusive of Proven and Probable Reserves, and a further 24 million tonnes averaging 0.61 grams of gold per tonne, containing 0.5 million ounces of gold in the "Inferred" category.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Following the acquisition of the Orion portfolio, it now holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of investments in publicly held resource companies, including a 15.5% interest in Osisko Mining Inc., a 32.7% in Barkerville Gold Mines Ltd. and a 12.7% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking information” and "forward-looking statements" within the meaning of applicable Canadian Securities Laws and the United States Private Securities Litigation Reform Act of 1995 (collectively, the “forward-looking statements”). All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward-looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (Including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from its investments and the transaction with Victoria. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties, delays or adverse climatic conditions on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com